EXHIBIT 99.1

Tekmira Provides Corporate Update and Announces First Quarter 2012 Results

Conference Call at 4:30 pm Eastern Time Today

VANCOUVER, British Columbia, May 15, 2012 (GLOBE NEWSWIRE) -- Tekmira Pharmaceuticals Corporation (Nasdaq:TKMR) (TSX:TKM), a leading developer of RNA interference (RNAi) therapeutics, announced today its financial and operating results for the first quarter ended March 31, 2012 and provided a corporate update.

"Over this past quarter, we have seen new data that provide further validation that Tekmira's LNP technology is the 'gold standard' for delivery in the RNAi field and is enabling the development of RNAi therapeutics for a variety of clinical indications. In addition, we were pleased by the continued support of our shareholders as we successfully completed a $4.1 million private placement equity offering, further extending our cash runway into the second half of 2013," said Dr. Mark J. Murray, Tekmira's President and CEO.

"We continue to move forward with our litigation against Alnylam and AlCana with our consistent goal of regaining control of our LNP technology and preserving its full value for Tekmira shareholders, and we look forward to a resolution this year," added Dr. Murray.

Corporate Update and Highlights

Internal Product Development

  The TKM-Ebola Phase 1 human clinical trial, which is a placebo-controlled, single-blind, single-ascending dose study with additional multiple-ascending dose cohorts in healthy human volunteers, is ongoing. The objective of the Phase 1 trial is to assess the safety and tolerability of TKM-Ebola and evaluate the pharmacokinetics and systemic exposure following both a single-ascending dose and multiple-ascending doses of TKM-Ebola. Tekmira continues to develop its TKM-Ebola product under a US$140 million contract awarded by the U.S. Government's Transformational Medical Technologies (TMT) Program. The TMT contract will support the development of TKM-Ebola through FDA approval. The TKM-Ebola program also supports continued LNP technology innovations around process development, manufacturing scale-up, and lyophilization.

  In December 2010, Tekmira announced the initiation of patient dosing in a Phase 1 human clinical trial for TKM-PLK1 in patients with advanced solid tumors. The Phase 1 clinical trial, conducted at three oncology centers in the United States, is an open label, multi-dose, dose escalation study designed to evaluate the safety, tolerability and pharmacokinetics of TKM-PLK1 as well as determine the maximum tolerated dose. Secondary objectives of the trial are to measure tumor response and the pharmacodynamic effects of TKM-PLK1 in patients providing biopsies. The trial is ongoing and Tekmira expects to have established the maximum tolerated dose and release results over the next few months.

  In March 2012, Tekmira secured an exclusive license from Alnylam Pharmaceuticals, Inc. to develop TKM-ALDH2, a systemically delivered RNAi therapeutic that utilizes Tekmira's LNP technology for the treatment of Alcohol Dependence (AD). Currently, many approved treatments for AD have low response rates due to poor patient compliance. ALDH2 is a validated target with both genetic and pharmacological data supporting its role as a key player in alcohol avoidance. It is expected that TKM-ALDH2 could be administered as a "once-a-month" treatment of AD.

Litigation Update

  Tekmira has ongoing litigation with Alnylam and AlCana Technologies, Inc. where we have alleged misappropriation of our proprietary lipid nanoparticle delivery technology, resulting in damage to our intellectual property and business interests. Alnylam and AlCana have responded to our complaint and have filed counterclaims. On March 26, 2012, Tekmira provided a periodic update to the ongoing litigation with Alnylam and AlCana. Recent developments include:

* On January 6, 2012, the British Columbia Supreme Court granted an injunction against certain individuals from AlCana, ordering them to cease using Tekmira's confidential information and return all of the documents taken from Tekmira.

* On March 1, 2012, Tekmira filed a second Notice of Application in the British Columbia Supreme Court seeking to expand the injunction against these individuals to prohibit the use of any derivative or end products derived from Tekmira's confidential information.

* On February 15, 2012, primary document production was completed in the Massachusetts litigation against Alnylam and AlCana. The next phase of this case, depositions of fact witnesses, is to be completed over the next few weeks.

* A trial date of October 30, 2012 has been set in Massachusetts Superior Court for the litigation against Alnylam and AlCana. Documents related to this lawsuit can be found on the Tekmira website at: www.tekmirapharm.com.

Partners' Product Developments

  Tekmira's LNP technology is enabling the systemic RNAi product pipeline of Alnylam. Tekmira continues to be the exclusive manufacturer of any LNP-based drug products required by Alnylam through to the end of Phase 2 clinical trials, including the products ALN-VSP, ALN-TTR and ALN-PCS. Over the past quarter, more data were released confirming RNAi proof-of-concept has been achieved in humans using Tekmira's LNP technology.

* Alnylam reported that it has completed its Phase 1 study with ALN-VSP, a systemically delivered RNAi therapeutic targeting both vascular endothelial growth factor (VEGF) and kinesin spindle protein (KSP) for the treatment of liver cancers. Data reported to date from the Phase 1 study showed that ALN-VSP was generally well tolerated, demonstrated evidence for anti-tumor activity, and was found to mediate RNAi activity in both hepatic and extra-hepatic tumors. Complete data from this Phase 1 trial will be presented at the American Society of Clinical Oncology meeting in June 2012. Alnylam intends to partner ALN-VSP prior to initiating a Phase 2 study.

* Alnylam has reported that it is advancing two ALN-TTR formulations, ALN-TTR01 and ALN-TTR02. Both formulations are RNAi therapeutics targeting transthyretin (TTR) for the treatment of TTR-mediated amyloidosis (ATTR), a systemic disease caused by mutations in the TTR gene. ALN-TTR01 and ALN-TTR02 utilize Tekmira's LNP technology and are being manufactured by Tekmira. Alnylam completed its ALN-TTR01 Phase 1 study and presented data on May 10, 2012 at the XIII International Symposium on Amyloidosis held in Groningen, The Netherlands. Alnylam reported results that showed that administration of ALN-TTR01 resulted in statistically significant reductions in serum TTR protein levels, including both wild-type and mutant TTR protein, in ATTR patients. Knockdown of TTR, the disease-causing protein, was found to be dose dependent, rapid, and durable after just a single dose. ALN-TTR was found to be generally safe and well tolerated in this study. Alnylam has initiated a Phase 1 trial with ALN-TTR02 aimed at evaluating safety, tolerability, and clinical activity of ALN-TTR02 in healthy volunteers. Alnylam expects to present data from this study in the third quarter of 2012. In addition, Alnylam plans to start a Phase 2 multi-dose study of ALN-TTR02 in ATTR patients in the second half of 2012 and, assuming positive results, expects to start a pivotal trial for ALN-TTR02 in 2013.

* Alnylam has reported that it is also developing ALN-PCS, an RNAi therapeutic to treat hypercholesterolemia, or high levels of cholesterol in the blood. ALN-PCS is manufactured by Tekmira and is enabled by Tekmira's LNP delivery technology. New data from a Phase 1 clinical trial presented at the American Heart Association's Arteriosclerosis, Thrombosis and Vascular Biology 2012 Scientific Sessions in April 2012 demonstrated that administration of a single dose of ALN-PCS, in the absence of statin co-administration, resulted in statistically significant and durable reductions of PCSK9 plasma levels of up to 84% and lowering of LDL cholesterol of up to 50%. ALN-PCS was shown to be safe and well tolerated in this study. Alnylam plans to partner this program prior to conducting a Phase 2 clinical study. More detail and additional information about Alnylam's programs can be found at http://www.alnylam.com.

  Tekmira licensed three targeted chemotherapy product candidates, Marqibo, Alocrest and Brakiva, to Talon Therapeutics, Inc. in 2006. Tekmira is eligible to receive milestone payments from Talon of up to US$19.0 million upon achievement of further development and regulatory milestones of the three product candidates as well as royalties on product sales. Talon is responsible for all future development and commercialization of the products.

  Marqibo is a liposomal formulation of the chemotherapy drug vincristine. On July 18, 2011, Talon announced that its New Drug Application (NDA) for Marqibo had been submitted to the U.S. Food and Drug Administration (FDA) seeking approval for the treatment of adult Philadelphia chromosome-negative ALL (acute lymphoblastic leukemia) in second or greater relapse or that has progressed following two or more lines of anti-leukemia therapy. On March 21, 2012, the Oncologic Drugs Advisory Committee voted 7 yes, 4 no, and 2 abstain that evidence from clinical studies supports a favorable benefit/risk assessment for use of Marqibo in the indicated population. The FDA is expected to review Talon's NDA by August 12, 2012. If approved, Tekmira would be eligible to receive a US$1.0 million milestone payment and would also be eligible to receive royalties on product sales.

Financial Highlights

  In February 2012, Tekmira updated its financial guidance. Tekmira believes its current funds on hand, following the February 29, 2012 private placement, plus expected income, including funds from collaborative partners and the U.S. Government and access to the loan facility from Silicon Valley Bank, will be sufficient to extend its cash runway into the second half of 2013. This projection includes continued investment in the advancement of Tekmira's product candidates and its lipid nanoparticle technology as well as the resolution of the ongoing Alnylam / AlCana litigation.

Financial Results

Net Loss

For Q1 2012, the net loss was $3.2 million ($0.25 per common share) as compared to a net loss of $3.1 million ($0.30 per common share) for Q1 2011.

Revenue

Revenue was $3.6 million for Q1 2012 as compared to $4.3 million in Q1 2011.

On July 14, 2010, Tekmira signed a contract with the United States Government to advance an RNAi therapeutic utilizing Tekmira's LNP technology to treat Ebola virus infection. Under the contract, Tekmira is being reimbursed for costs incurred, including an allocation of overheads, and is being paid an incentive fee. U.S. Government revenue was $3.5 million in Q1 2012 as compared to $3.4 million in Q1 2012.

Research, development, collaborations and contracts expenses

Research, development, collaborations and contracts expenses were $4.1 million in Q1 2012 as compared to $5.6 million in Q1 2011.

Third-party expenses on the TKM-Ebola program and Alnylam manufacturing were considerably lower in Q1 2012 as compared to Q1 2011.

Spending on Tekmira's internal research programs has been reduced as the Company focuses on TKM-Ebola, TKM-PLK1 as well as its litigation against Alnylam and AlCana.

In January 2012 there was a reduction in workforce of 16 employees. The cost of severance recorded in Q1 2012 was more than offset by the reduction in ongoing compensation expenses as compared to Q1 2011.

General and administrative expenses

General and administrative expenses were $1.8 million in Q1 2012 as compared to $1.5 million in Q1 2011.

The increase in Q1 2012 largely relates to legal fees incurred in respect of Tekmira's lawsuit against Alnylam and AlCana. However, from March 2012 onwards, under a fixed monthly fee agreement with Tekmira's lead legal counsel for the lawsuit against Alnylam and AlCana, Tekmira will only be required to reimburse its lead counsel for expenses incurred but no further payments will be required for professional fees. If Tekmira is successful in this lawsuit, a fee will be paid to its lead counsel. At March 31, 2012, the contingent obligation was $7.4 million (US$7.4 million).

Other income (losses) - change in fair value of warrant liability

In conjunction with equity and debt financing transactions in 2011 and an equity private placement that closed on February 29, 2012, Tekmira has issued common share purchase warrants. Under Tekmira's accounting policy, at each balance sheet date the warrants are revalued using the Black-Scholes model and the change in value is recorded in the consolidated statement of operations and comprehensive loss. The aggregate increase in value of the Company's common share purchase warrants in Q1 2012 was $0.5 million. The increase is largely a result of the increase in the Company's share price from the last balance sheet date of December 31, 2011.

Financial guidance

Tekmira believes that current funds on hand, plus expected income, including funds from collaborative partners and the U.S. Government and access to a $3.0 million (US$3.0 million) loan facility from Silicon Valley Bank, will be sufficient to continue product development into the second half of 2013.

Conference Call Information

Tekmira will hold a conference call and webcast on Tuesday, May 15, 2012 at 1:30 pm Pacific Time (4:30 pm Eastern Time) to discuss its first quarter 2012 results and a summary of corporate highlights. To access the conference call, please dial 914-495-8556 or 1-866-393-1607 and reference conference ID 78406366. The live webcast can be accessed through the Investor section of Tekmira's website at www.tekmirapharm.com.

An archived webcast will be available on the Tekmira website approximately two hours after the event. In addition, a replay of the conference call will be available until May 22, 2012 by calling 404-537-3406 or 1-855-859-2056 and referencing conference ID 78406366.

About RNAi and Tekmira's LNP Technology

RNAi therapeutics have the potential to treat a broad number of human diseases by "silencing" disease causing genes. The discoverers of RNAi, a gene silencing mechanism used by all cells, were awarded the 2006 Nobel Prize for Physiology or Medicine. RNAi therapeutics, such as "siRNAs," require delivery technology to be effective systemically. Tekmira believes its LNP technology represents the most widely adopted delivery technology for the systemic delivery of RNAi therapeutics. Tekmira's LNP platform is being utilized in multiple clinical trials by both Tekmira and its partners. Tekmira's LNP technology (formerly referred to as stable nucleic acid-lipid particles or SNALP) encapsulates siRNAs with high efficiency in uniform lipid nanoparticles that are effective in delivering RNAi therapeutics to disease sites in numerous preclinical models. Tekmira's LNP formulations are manufactured by a proprietary method which is robust, scalable and highly reproducible, and LNP-based products have been reviewed by multiple FDA divisions for use in clinical trials. LNP formulations comprise several lipid components that can be adjusted to suit the specific application.

About Tekmira

Tekmira Pharmaceuticals Corporation is a biopharmaceutical company focused on advancing novel RNAi therapeutics and providing its leading lipid nanoparticle delivery technology to pharmaceutical partners. Tekmira has been working in the field of nucleic acid delivery for over a decade and has broad intellectual property covering LNPs. Further information about Tekmira can be found at www.tekmirapharm.com. Tekmira is based in Vancouver, B.C.

The Tekmira Pharmaceuticals logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=8319

Forward-Looking Statements and Information

This news release contains "forward-looking statements" or "forward-looking information" within the meaning of applicable securities laws (collectively, "forward-looking statements"). Forward-looking statements are generally identifiable by use of the words "believes," "may," "plans," "will," "anticipates," "intends," "budgets," "could," "estimates," "expects," "forecasts," "projects" and similar expressions, and the negative of such expressions. Forward-looking statements in this news release include statements about Tekmira's strategy, future operations, clinical trials, prospects and the plans of management; RNAi (ribonucleic acid interference) product development programs; estimates of the number of clinical development programs to be undertaken by Tekmira and its product development partners; selection of additional product candidates; timing of release of clinical data; the quantum and timing of potential funding; use of lipid nanoparticle (LNP) technology by Tekmira's licensees; the effects of Tekmira's products on the treatment of cancer, infectious disease and alcohol dependence; the ALN-VSP, ALN-TTR01 and ALN-TTR02, and ALN-PCS product development programs of Alnylam Pharmaceuticals, Inc.; Tekmira's expectations with respect to existing and future agreements with third parties; statements about the details of the TKM-PLK1 and TKM-Ebola Phase 1 human clinical trials; statements about the nature, prospects and anticipated timing to resolve the Tekmira's litigation with Alnylam and AlCana Technologies, Inc., including the patent infringement lawsuit; the nature, scope and quantum of damages sought by Tekmira from Alnylam and AlCana; statements about the injunction granted by the Supreme Court of British Columbia against certain individuals from AlCana; measures taken to ensure that Tekmira can pursue the litigation with Alnylam and AlCana without interruption to Tekmira's core business activities; estimates and scope of Tekmira's financial guidance and expected cash runway; and estimates of the length of time Tekmira's business will be funded by its anticipated financial resources.

With respect to the forward-looking statements contained in this news release, Tekmira has made numerous assumptions regarding, among other things: LNP's status as a leading RNAi delivery technology; the effectiveness of Tekmira's products as a treatment for cancer, infectious disease, and alcohol dependence; the developmental milestones and approvals required to trigger funding for TKM-Ebola from the Transformational Medical Technologies program; results in preclinical models are indicative of the potential effect in humans; Tekmira's research and development capabilities and resources; U.S. Food and Drug Administration (FDA) approval with respect to commencing clinical trials; the timing and obtaining of regulatory approvals for Tekmira's products; the timing and results of clinical data releases and use of LNP technology by Tekmira's development partners and licensees; the time required to complete research and product development activities; the timing and quantum of payments to be received under contracts with Tekmira's collaborative partners including the U.S. Government and the manufacturing agreement with Alnylam; the nature and prospects of the litigation with Alnylam and AlCana, including the patent infringement lawsuit filed by Alnylam; based on the conduct of Alnylam and AlCana, the nature, scope and quantum of damages that Tekmira is entitled to; costs and timing of the litigation with Alnylam and AlCana and the effects of such on Tekmira's financial position and execution of Tekmira's business strategy; the effect of Alnylam's and AlCana's answers and counterclaims on Tekmira's litigation position; the sufficiency of budgeted capital expenditures in carrying out planned activities; Tekmira's ability to protect its intellectual property rights and not to infringe on the intellectual property rights of others; the ability to succeed at establishing a successful commercialization program for any of Tekmira's products; and the availability and cost of labor and services. While Tekmira considers these assumptions to be reasonable, these assumptions are inherently subject to significant business, economic, competitive, market and social uncertainties and contingencies.

Additionally, there are known and unknown risk factors which could cause Tekmira's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements contained herein. Known risk factors include, among others: the possibility that other organizations have made advancements in RNAi delivery technology that Tekmira is not aware of; the FDA will not approve the commencement of Tekmira's planned clinical trials or approve the use of Tekmira's products and generally, difficulties or delays in the progress, timing and results of clinical trials; the FDA may determine that the design and planned analysis of Tekmira's clinical trials do not adequately address the trial objectives in support of Tekmira's regulatory submissions; future operating results are uncertain and likely to fluctuate; competition from other pharmaceutical or biotechnology companies; Tekmira's ability to raise additional financing required to fund further research and development, clinical studies, and obtain regulatory approvals, on commercially acceptable terms or at all; economic and capital market conditions; Tekmira's ability to obtain and protect intellectual property rights, and operate without infringing on the intellectual property rights of others; Tekmira's research and development capabilities and resources will not meet current or expected demand; Tekmira's development partners and licensees conducting clinical trial and development programs will not result in expected results on a timely basis, or at all; anticipated payments under contracts with Tekmira's collaborative partners including the U.S. Government and Alnylam will not be received by Tekmira on a timely basis, or at all, or in the quantum expected by Tekmira; the U.S. Government may reduce or cancel certain defense spending, including Tekmira's contract to develop TKM-Ebola; FDA may require additional pre-clinical, clinical or other studies, refuse to approve TKM-Ebola, or place restrictions on our ability to commercialize TKM-Ebola; the release of data from the TKM-Ebola and TKM-PLK1 Phase 1 human clinical trials may not occur in the expected timeframe, or at all; pre-clinical and clinical trials may be more costly or take longer to complete than anticipated; pre-clinical or clinical trials may not generate results that warrant future development of the tested drug candidate; Tekmira may become subject to product liability or other legal claims for which the Company has made no accrual in its financial statements; TKM-ALDH2 may not prove to be effective in the treatment of AD; the FDA may not review Talon's NDA for Marqibo in the estimated timeframe, or at all; Tekmira's cash runway may not extend as far as anticipated, and may be substantially less than required to continue current operations; the final outcome of the litigation with Alnylam and AlCana is not presently determinable or estimable and may result in an outcome that is unfavorable to Tekmira, including damages and other relief against Tekmira claimed by Alnylam and AlCana in their counterclaims; there may be no basis for which Tekmira has any rights or entitlement to damages from Alnylam or AlCana in the quantum anticipated by Tekmira, or at all; legal expenses associated with litigation are uncertain and may exceed current estimates, which may have a material adverse effect on Tekmira's financial position and ongoing business strategy; deposition completion and/or the trial date may not occur by the dates currently estimated; the uncertainty of litigation, including the time and expenses associated therewith; risks and uncertainties involved in the litigation process, such as discovery of new evidence or acceptance of unanticipated or novel legal theories, changes in interpretation of the law due to decisions in other cases, the inherent difficulty in predicting the decisions of judges and juries and the possibility of appeals; Tekmira has not sufficiently budgeted for capital expenditures necessary to carry out planned activities including the litigation against Alnylam and AlCana.

A more complete discussion of the risks and uncertainties facing Tekmira appears in Tekmira's annual report on Form 20-F for the year ended December 31, 2011 (Annual Report), which is available at www.sedar.com or at www.sec.gov/edgar. All forward-looking statements herein are qualified in their entirety by this cautionary statement, and Tekmira disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

CONTACT: Investors
         Jodi Regts
         Director, Investor Relations
         Phone: 604-419-3234
         Email: jregts@tekmirapharm.com

         Media
         David Ryan
         Longview Communications Inc.
         Phone: 416-649-8007
         Email: dryan@longviewcomms.ca